August 2, 2010

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Shehzad Niazi

Re:	Gordmans Stores, Inc.
Amendment No. 4 to Registration Statement on Form S-1
(SEC File No. 333-166436), filed August 2, 2010

Gentlemen:

Gordmans Stores, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, an Amendment No. 4 to its Registration Statement on Form S-1.

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated July 30, 2010, from the staff of the Securities and Exchange Commission (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of the amended Registration Statement are enclosed, and have been marked to show changes from Amendment No. 3 to the Registration Statement on Form S-1 filed on July 23, 2010. Where applicable, we have referenced in the Company’s responses the appropriate page number of the amended Registration Statement. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the amended Registration Statement.

Capitalization, page 26

1.	Please tell us how you computed the captions for cash and cash equivalents, common stock, and additional paid-in capital on an “as adjusted” basis.

Response: In response to the Staff’s comments, the Company respectfully advises the Staff that it computed the “as adjusted” basis in the capitalization table as follows:

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Net proceeds from the offering of approximately $38.6 million are calculated as follows: gross proceeds from the offering of $45.0 million (3,214,286 shares offered by the Company multiplied by $14.00, the midpoint of the range) less the 7% underwriting discounts, less $2.5 million in offering related expenses, less $750,000 in transaction consulting fees paid to Sun Capital Management.

Hong Kong        London      Los Angeles       Munich      New York      Palo Alto      San Francisco      Shanghai         Washington, D.C.

KIRKLAND & ELLIS LLP

Securities and Exchange Commission

August 2, 2010

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Cash and cash equivalents include cash outflows of $7.1 million for the non-financed portion of the $20.0 million dividend paid in June 2010. Cash and cash equivalents include cash inflows of $38.6 million related to net proceeds in connection with this offering and cash outflows of $13.4 million to pay down the draw on the revolving line of credit facility related to the $20.0 million dividend (which amount is the pro forma pay down as of May 1, 2010; whereas the actual pay down is 16.0 million as discussed elsewhere in the Registration Statement), a payment to affiliates of Sun Capital of $7.5 million to terminate the management agreement, a payment of $2.7 million to management for bonuses related to the $20.0 million dividend (the bonus agreements are discussed on page 85 of the Registration Statement) and $250,000 for a bank amendment fee on the Company’s revolving line of credit facility.

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Common stock set forth in the Capitalization table on page 26 of the Registration Statement has been revised to $19,000 in order to reflect the fact that the Company plans to have 18,703,086 shares outstanding subsequent to this offering at a par value of $0.001 per share.

•

Additional paid-in capital includes an increase of $38.6 million related to net proceeds in connection with this offering. Decreases to additional paid-in capital include a re-classification of the net debit balance in retained earnings of $18.9 million, which consists of the May 1, 2010 retained earnings credit balance of $11.9 million, the $20.0 million dividend and related fees of $450,000, a payment to affiliates of Sun Capital of $7.5 million related to the termination of the management agreement, a $2.7 million payment to management for bonuses related to the $20.0 million dividend and $250,000 for a bank amendment fee on the Company’s revolving line of credit facility.

KIRKLAND & ELLIS LLP

Securities and Exchange Commission

August 2, 2010

2.	Please tell us how you considered the forthcoming payment of $7.5 million to affiliates of Sun Capital and the issuance and forthcoming repayment of debt to pay the $20.0 million dividend in presenting your capitalization on a pro forma as adjusted basis.

Response: In response to the Staff’s comments, please refer to the Company’s response to the Staff’s comment #1 above.

Critical Accounting Policies and Estimates, page 49

Employee Stock-Based Compensation, page 51

3.	We note you anticipate that the initial public offering price will be between $13.00 and $15.00 per share. Please expand your discussion to explain the difference between the fair value of the common stock underlying your option grants and the midpoint of your IPO offering range, This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock. Please continue to update this information for any equity issuances made and common stock valuations performed subsequent to your most recent balance sheet date through the effective date of the registration statement.

Response: In response to the Staff’s comments, the Company has revised pages 51 through 53 of the Registration Statement. The Company also respectfully directs the Staff to its response to comment #8 in its letter to the Staff dated July 22, 2010, in which the Company described that it changed the marketability discount to zero for the options granted in March 2010, which resulted in a $7,000 increase to compensation expense, which the Company considers immaterial, and recorded the increase in its July 2010 financials.

Business, page 53

4.	We note your revised disclosure and response to prior comment one in our letter dated July 19, 2010. Please revise to briefly clarify the meaning of “advertising, markdown and other allowances” and how their use would result in higher mark-ups.

Response: In response to the Staff’s comments, the Company has revised pages 1, 2 and 56 of the Registration Statement to clarify the meaning of advertising, markdown and other allowances as well as to clarify that higher mark-ups are the result of a promotional pricing strategy (and not related to vendor reimbursement allowances).

KIRKLAND & ELLIS LLP

Securities and Exchange Commission

August 2, 2010

Management, page 64

5.	Please provide the principal business of the companies named in your disclosure regarding Mr. Tuchman’s background on page 65 and a brief description clarifying the nature of the responsibilities undertaken by Mr. Tuchman as an “independent advisor” between 2009 and 2010. See Item 401(e)(1) of Regulation S-K as necessary.

Response: In response to the Staff’s comments, the Company has revised Mr. Tuchman’s background on page 67 of the Registration Statement.

Description of Capital Stock, page 92

6.	The disclosure of fifty million authorized shares of common stock and five million shares of preferred stock in paragraph two on this page does not equal the authorized shares parenthetically disclosed in your year end and interim balance sheets. Please revise or disclose the reason underlying the difference.

Response: In response to the Staff’s comments, the Company has revised page 94 of the Registration Statement to disclose the amount of shares currently authorized and the increase in authorized shares that will take place upon completion of the initial public offering.

Consolidated Statement of Operations, page F-2

7.	We note your presentation of supplemental pro forma net income per share does not taken into account the additional interest expense that you will incur as a result of the issuance of debt to pay the special dividend net of repayments of debt with offering proceeds. Please tell us whether you believe a second supplemental pro forma net income per share amount that adjusts for the additional interest expense would be material to the understanding of investors.

Response: In response to the Staff’s comments, the Company has revised footnote 1 on pages F-3 and F-24 of the Registration Statement to include the $88,100 of interest expense that the Company expects to incur related to the $20.0 million dividend. The interest expense was calculated by taking the $13.4 million draw on the Company’s revolving line of credit facility to fund the $20.0 million dividend to affiliates of Sun Capital (which amount is pro forma as of May 1, 2010), multiplied by the daily interest rate of the revolving line of credit facility, multiplied by 40 days. The Company is estimating that this incremental draw on the line of credit facility will be outstanding for

KIRKLAND & ELLIS LLP

Securities and Exchange Commission

August 2, 2010

40 days (31 days in July and 9 days in August) and that the net proceeds in connection with this offering will be received by August 9, 2010, and a portion of those proceeds will be used to pay down the revolving line of credit facility, as discussed in the Company’s response to the Staff’s comment #1, above.

Note A. Summary of Significant Accounting Policies, page F6

8.	We note that all common shares, per share data and option exercise prices have been retroactively adjusted for all periods to give effect to the stock split. It does not appear that you gave effect to the split to information inasmuch as it relates to the predecessor periods. Please revise to clarify that such information has, been retroactively adjusted for all periods subsequent to September 17, 2008.

Response: In response to the Staff’s comments, the Company has revised page F-7 of the Registration Statement to clarify that all common shares, per share data, and option exercise prices were retroactively adjusted for all Successor Company periods presented that are subsequent to September 17, 2008.

Exhibits

9.	We note your addition of several bonus agreements as exhibits 10.40-46, which appear to grant compensation to certain of your officers upon completion of your initial public offering. You do not appear to have provided additional disclosure with respect to such bonus agreements in your prospectus pursuant to Items 404 and 504 of Regulation S-K. We also note the first paragraph of page 88. Please revise your disclosure as appropriate to discuss these bonus agreements, or advise.

Response: In response to the Staff’s comments, the Company has revised pages 5 and 25 of the Registration Statement to disclose that its proceeds from the initial public offering will also be used to pay compensation to certain of its officers in connection with the bonus agreements. Additionally, the Company respectfully directs the Staff to the discussion of the bonus agreements on page 85 of the Registration Statement.

KIRKLAND & ELLIS LLP

Securities and Exchange Commission

August 2, 2010

10.	We note your response to comment 17 from our letter dated July 19, 2010. With respect to exhibit 2.1, we believe it is more appropriately filed pursuant to Item 601(b)(10) of Regulation S-K and thus the various schedules and exhibits thereto do not qualify for exclusion under Item 601(b)(2). Please see our related comment 24 in our letter dated June 22, 2010. We also note that exhibit 10.9 appears to be missing Exhibit M and exhibit 10.13 appears to be missing Exhibits A, B and F, as well as Schedule D-1 to Exhibit D. Please revise or advise.

Response: In response to the Staff’s comments, the Company has added the requested schedules and exhibits to Exhibit 2.1 (which is now Exhibit 10.58), 10.9 and 10.13.

11.	Please revise Exhibit 5.1 to quantify the number of shares that counsel is opining on and revise the last paragraph on page one to delete assumptions regarding the legal capacity or authority of singing persons. Additionally, advise us why it is appropriate for the opinion to assume registration of the shares by the transfer agent.

Response: In response to the Staff’s comments, the Company’s counsel has revised its opinion presented as Exhibit 5.1 to remove the assumptions regarding legal capacity or authority of signing persons and to remove the assumption of registration of the shares by the transfer agent.

Finally, the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

In connection with responding to your comments, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2075.

KIRKLAND & ELLIS LLP

Securities and Exchange Commission

August 2, 2010

Sincerely,

/s/ Gerald T. Nowak, P.C.
Gerald T. Nowak, P.C.

cc:	Jeffrey J. Gordman

Gordman Stores, Inc.

W. Morgan Burns

Faegre & Benson LLP